Exhibit 21.1
List of Subsidiaries

Name	Place of Incorporation
Comstream Corporation	Delaware
Armer Communications Engineering Services, Inc	Delaware
Tiernan Radyne ComStream Inc.	Delaware
Xicom Technology, Inc.	California
Xicom Technology Europe, Ltd	United Kingdom

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